Filed by priceline.com Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: KAYAK Software Corporation

(Commission File No. 001-35604)

corrected transcript Priceline.com, Inc. PCLN Acquisition of KAYAK by Priceline.com Incorporated Call Nov. 8, 2012 Company Ticker Event Type Date www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2012 CallStreet 1 PARTICIPANTS Corporate Participants Jeffery H. Boyd – President, Chief Executive Officer & Director Daniel J. Finnegan – Senior VP, Chief Financial & Accounting Officer Other Participants Mike J. Olson – Analyst, Piper Jaffray, Inc. Herman Leung – Analyst, Susquehanna Financial Group LLP Tom Cauthorn White – Analyst, Macquarie Capital (USA), Inc. Naved A. Khan – Analyst, Cantor Fitzgerald Securities MANAGEMENT DISCUSSION SECTION Operator: Welcome to the Priceline Group’s Analyst Update Conference Call for November the 8th, 2012. Priceline would like to remind everyone that this call may contain forward-looking statements, which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed, implied or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements. For a list of factors that could cause Priceline’s actual results to differ materially from those described in the forward-looking statements, please refer to the Safe Harbor statement at the end of Priceline’s earnings press release as well as Priceline’s most recent filings with the Securities and Exchange Commission. Unless required by law, Priceline undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. A copy of press release related to this call is available in the “Investor Relations” section of Priceline’s website, located at ir.priceline.com. In addition, this call is being webcast live on the company’s IR site and will be available for replay. And, now, I’d like to introduce the Priceline Group’s speakers for this afternoon – Jeffery Boyd and Daniel Finnegan. Go ahead, gentlemen. Jeffery H. Boyd, President, Chief Executive Officer & Director Thank you very much, and good afternoon, everybody. I want to start by apologizing for the delayed start of this conference call. It was due to a technical difficulty at the conference bridge provider, and I thank everybody for their patience. I’m here with Dan Finnegan, Priceline’s CFO.

corrected transcript Priceline.com, Inc. PCLN Acquisition of KAYAK by Priceline.com Incorporated Call Nov. 8, 2012 Company Ticker Event Type Date www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2012 CallStreet 2 Today we announced the signing of an agreement to acquire KAYAK Software Corporation in a cash and stock transaction valued at approximately $1.8 billion or $1.65 billion, net of cash. Dan and I will describe the transaction and leave time for a few questions. KAYAK has built a strong brand in online travel research, and their track record of profitable growth is demonstrative of their popularity with consumers and value to advertisers. They also have world class technology and a tradition of innovation in building great user interfaces and they have used these assets to build a leading position in mobile. We are delighted for KAYAK to join our group and our approach to this transaction is consistent with the approach we have taken in earlier acquisitions. Our intention is for KAYAK to be operated independently under the leadership of existing management, as with our other brands, with a primary focus on building value for its customers and advertising partners. We look forward to working with Steve Hafner and Paul English, KAYAK’s co-founders and their teams going forward. We will try to build additional value for the group through group brand participation in KAYAK services, sharing customers and content, where sensible, and sharing best practices across all of our brands. We believe group brands can be helpful with KAYAK’s plans to build its international business. Over the long term, we are excited at the prospect of KAYAK building a global brand in travel planning, which we believe holds a significant financial opportunity for the group. Dan will now discuss broadly the terms and structure of the transaction. Daniel J. Finnegan, Senior VP, Chief Financial & Accounting Officer Thanks, Jeff. I echo Jeff’s excitement over having KAYAK join the Priceline Group and look forward to working with the team after the deal closes. I’ll discuss the transaction and its expected impact on our results. I recommend that you refer to the merger agreement, which will be filed shortly, for more information on specific details of the transaction? As Jeff mentioned, the aggregate value for the acquisition is about $1.8 billion or $1.65 billion, net of cash acquired, based upon an agreed purchase price of $40 per share of KAYAK. Consideration will be comprised of one third cash and two thirds equity per issued shares, which equates to approximately $500 million in cash and about $1 billion in Priceline equity, plus about $300 million in equity to roll over outstanding stock options. KAYAK shareholders will have the ability to elect to receive cash or equity subject to pro-rata adjustments in the event one of the consideration options is over subscribed. The decision to use Priceline equity allows the transaction to be treated as a tax-free reorganization for the sellers and reflects the confidence of KAYAK’s board of directors and management in future prospects for their business and its potential contribution to the results of the Priceline Group. Using the contractually agreed reference price of $634.79 per share of Priceline stock, at closing, we would issue approximately 1.6 million Priceline common shares and about 500,000 Priceline equivalent shares related to in-the-money stock options, which together would represent about 4% of our fully diluted share count. The equity exchange ratio is subject to a 10% symmetrical collar. Therefore, the final exchange ratio will float to the extent that the average price for Priceline shares for the specified 30 trading days prior to the closing date is within a 10% band above or below $634.79. Said another way, at corrected transcript Priceline.com, Inc. PCLN Acquisition of KAYAK by Priceline.com Incorporated Call Nov. 8, 2012 Company Ticker Event Type Date www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2012 CallStreet 3 prices above $634.79 up to $698.27, we will issue fewer shares. And conversely, at prices below $634.79 down to $571.31, we will issue more shares to satisfy the equity portion of the purchase price. The final number of Priceline shares to be issued and equivalent shares underlying stock options issued at closing, in total, will range between about 1.9 million and 2.3 million shares. Outside the collar, the exchange ratio will become fixed and the value of the equity consideration will increase or decrease depending upon whether our average share price is above or below the collar limits of $698.27 and $571.31, respectively. The transaction is expected to close in the first quarter of 2013. We will incur transaction expenses in Q4 that were not included in the guidance we gave last week for the quarter. We will quantify the expenses when we report the quarter, but they should be in usual range for a transaction of this size. Going forward after closing, we believe there are operational and tax benefits from the combination which we intend to pursue. We believe that the impact of the KAYAK acquisition on our non-GAAP EPS for 2013 will be de minimis. We expect that KAYAK will continue its track record of profitable growth and become a meaningful contributor over time to the Group’s growth rate and profit. We will now take your questions.

corrected transcript Priceline.com, Inc. PCLN Acquisition of KAYAK by Priceline.com Incorporated Call Nov. 8, 2012 Company Ticker Event Type Date www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2012 CallStreet 4 QUESTION AND ANSWER SECTION Operator: Thank you. [Operator Instructions] Our first question comes from Mike Olson of Piper Jaffray. Your line is open. <Q – Mike Olson – Piper Jaffray, Inc.>: Hey. Good afternoon. Just one question. Will Priceline’s ownership of KAYAK in any way dissuade other OTAs from potentially using KAYAK as a lead generation tool or advertising there? My gut would be no, given TripAdvisor had the same issue under the Expedia umbrella, but just curious on your thoughts there? <A – Jeff Boyd – Priceline.com, Inc.>: We don’t believe that our ownership of KAYAK should dissuade other advertisers from participating. KAYAK – their primary focus in running their business will continue to be to provide great choice for their consumers and a great source of growing business at an attractive ROI to their advertisers and we don’t expect that to change. <Q – Mike Olson – Piper Jaffray, Inc.>: Thank you. Operator: Thank you. Our next question comes from Herman Leung of Susquehanna. Your line is open. <Q – Herman Leung – Susquehanna Financial Group LLP>: Great. Thanks. I’m wondering if – there was obviously a little bit of deleverage in the quarter, previously, and followed by this KAYAK acquisition, I’m wondering, if there will be more efficiencies, as you look forward in the marketing front, as you build in this acquisition? And, secondly, I’m wondering if this is also a more aggressive push into the U.S. and the air side of the business that you guys are looking at? Thank you. <A – Jeff Boyd – Priceline.com, Inc.>: So, Herman, as Dan mentioned in his prepared remarks, we think, there are potential benefits to the acquisition that hopefully will provide efficiencies and opportunities for both KAYAK and for other Group brands. With respect to operating leverage, I think KAYAK has shown a good record of improving its operating leverage over the past couple of years and I know that’s something that they’ve been focused on. I think that you should expect that our primary focus for the Group will continue to be around hotels and I think that has been a primary focus for KAYAK to continue to build its hotel business. KAYAK has a great air product and I think there are a lot of potential opportunities going forward with the air product and it will continue to be supported. But you shouldn’t view this transaction as being primarily driven by an attempt by our Group to get more deeply into the airline ticket business. <Q – Herman Leung – Susquehanna Financial Group LLP>: Thank you. <A – Dan Finnegan – Priceline.com, Inc.>: And in terms of U.S. concentration, one of our hopes is that we can help KAYAK continue to grow their business outside the U.S. so we look at that as an opportunity. <Q – Herman Leung – Susquehanna Financial Group LLP>: Great. Thanks. Operator: Thank you. Our next question comes from Naved Khan of Cantor Fitzgerald. Your question, please. Mr. Khan, your line is open. We’ll go to the next question, which comes from Tom White of Macquarie. Your line is open.

corrected transcript Priceline.com, Inc. PCLN Acquisition of KAYAK by Priceline.com Incorporated Call Nov. 8, 2012 Company Ticker Event Type Date www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2012 CallStreet 5 <Q – Tom White – Macquarie Capital (USA), Inc.>: Great. Thank you for taking my question. I was hoping you could just touch upon some of the technology benefits that maybe you expect to get from this acquisition, as it relates to the legacy Priceline operations. Is there any way that sort of KAYAK’s technology might be helpful and maybe you guys integrating some of your various brands across the world or is that not part of it? And then just secondly, on the ITA relationship for KAYAK, I was just curious does this trigger any sort of change of control provisions between Google/ITA and KAYAK? And any color you can share there. Thanks. <A – Jeff Boyd – Priceline.com, Inc.>: Thank you. So with respect to technology benefits, we believe that there will be mutual benefits from sharing of best practices and technology between KAYAK and Priceline and the other brands in our Group and that has been our experience with our other acquisitions that we always learn a lot from new companies joining the Group and I think this is particularly true with KAYAK and with the progress they’ve made in mobile and they just have a great shop up in the Boston area and we’re very excited to be working with their engineers and putting them together with our engineers and really having the best of both worlds. I don’t think that it’s going to involve substantial integration in the sense of shared platforms and the like, that’s not the way we operate, but I do think there will be a lot of cross-pollinization with knowledge and sharing of best practices. With respect to ITA, we’re not going to make any comments on KAYAK’s contractual relationships with third parties. Operator: Thank you. Our final question comes from Naved Khan of Cantor Fitzgerald. Your line is open. <Q – Naved Khan – Cantor Fitzgerald Securities>: Thanks for taking the question. Yeah, curious to know if – what’s the duration of the contracts that KAYAK might have with other OTAs and if the acquisition could trigger a clause for exiting those contracts on the other side? <A – Jeff Boyd – Priceline.com, Inc.>: As I had mentioned previously, we’re not going to get into a discussion of specifics – contractual terms between KAYAK and its customers. <Q – Naved Khan – Cantor Fitzgerald Securities>: Okay, thanks. Operator: Thank you, gentlemen. Are there any closing remarks? Jeffery H. Boyd, President, Chief Executive Officer & Director No. Thank you all for participating in the call, and again, thank you for your patience and waiting for the beginning. Operator: Ladies and gentlemen, this does concludes your program. Thank you for your patience and your participation. You may disconnect your lines at this time. Have a great day.

corrected transcript Priceline.com, Inc. PCLN Acquisition of KAYAK by Priceline.com Incorporated Call Nov. 8, 2012 Company Ticker Event Type Date www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2012 CallStreet 6 Disclaimer The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein. THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NONINFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF. The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2012. CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Priceline.com or KAYAK Software Corporation (“KAYAK”), the management of either such company or the proposed transaction between Priceline.com and KAYAK, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  Priceline.com and KAYAK undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the online travel industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Priceline.com and KAYAK have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) Priceline.com and KAYAK may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Priceline.com and KAYAK or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Priceline.com and KAYAK.  Neither Priceline.com nor KAYAK gives any assurance that either Priceline.com or KAYAK will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Priceline.com and KAYAK described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to Priceline.com and KAYAK on the date hereof, and neither Priceline.com nor KAYAK assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This document relates to a proposed transaction between KAYAK and Priceline.com, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by

Priceline.com.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that Priceline.com will file with the SEC or any other documents that KAYAK or Priceline.com may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KAYAK or Priceline.com through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of joint proxy statement/prospectus, once it is filed, from KAYAK by contacting KAYAK Software Corporation, 55 North Water Street, Suite 1, Norwalk, CT 06854, Attn: Corporate Secretary or by calling (203) 899-3100.

Participants in Solicitation

Priceline.com, KAYAK and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KAYAK’s stockholders in connection with the proposed transaction.  Information regarding KAYAK’s directors and executive officers is contained in KAYAK’s final prospectus for its initial public offering (File No. 333-170640), which was filed with the SEC on July 20, 2012.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing KAYAK’s website at www.kayak.com and clicking on the “About” link and then clicking on the “Investor Relations” link and “SEC Filings”.  As of November 8, 2012, KAYAK’s directors and officers, collectively, beneficially owned approximately 28,824,262  shares, or 70.4%, of KAYAK’s Class A and Class B common stock, which represents 77.9% of the total voting power of KAYAK.  Additional information regarding the interests of the participants in the solicitation of proxies in connection with the transaction will be included in the joint proxy statement/prospectus described below.  Information regarding Priceline.com’s executive officers and directors is contained in Priceline.com’s definitive proxy statement filed with the SEC on April 24, 2012. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Priceline.com’s website at www.priceline.com and clicking on the “Investor Relations” link and then clicking on the “Financial Information” link.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.